Exhibit 99.1

Press Release

For immediate release

LIMINAL BIOSCIENCES REPORTS FINANCIAL RESULTS FOR Q2-2020

•	Acquisition of OXER1 R&D Program
•	Joined the CoVIg-19 Plasma Alliance
•	Voluntary Delisting from Toronto Stock Exchange
•	Net loss from continuing operations for Q2 2020 reduced by approximately 80% compared to Q2 2019

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – August 10, 2020 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, today reported its financial results for the second quarter ended June 30, 2020.

“Throughout the COVID-19 pandemic, I have been continually inspired by the countless examples of our teams finding creative and agile ways to virtualize our organization, continue to deliver high quality work and carry out our important mission for patients with diseases with high unmet medical needs,” said Kenneth Galbraith, Liminal BioSciences’ Chief Executive Officer. “Due to this, we have been able to mitigate delays in the timing of expected key milestones for 2020 including the resubmission of our biologics licensing application (BLA) with the United States Food and Drug Administration (FDA) for Ryplazim® (plasminogen), or Ryplazim®, expected this quarter and initiating our multiple ascending dose (MAD) Phase 1 clinical study of fezagepras (previously known as PBI-4050) in the second half of 2020.”

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“We are dedicated to maintaining an active and growing early-stage R&D portfolio in areas of high unmet medical need, and look forward to providing further updates on our GPR84 antagonist program, currently in preclinical studies, and the recent acquisition of a selective Oxo-eicosanoid receptor 1 (OXER1) antagonist R&D program, which is believed to target a key chemoattractant and activator of eosinophils in investigational therapies. Eosinophils play a key role in Type 2 inflammation-driven diseases, including respiratory diseases and gastro-intestinal diseases.”

On July 22, 2020, we announced the filing of an application to voluntary delist our common shares from the Toronto Stock Exchange (“TSX”) in Canada, effective as of the close of trading on August 5, 2020. Since our listing of common shares on Nasdaq in the fourth quarter of 2019, the majority of our active daily trading volume has transitioned to Nasdaq.

Liminal BioSciences continues to take precautionary measures in response to the COVID-19 global pandemic to protect the health of its employees, their families and local communities. To date, we have had limited disruptions to our ongoing business activities. We have therefore reinstated guidance on the timing of our upcoming re-submission of our BLA with the FDA for Ryplazim® for the treatment of congenital plasminogen deficiency, anticipated to be filed in the third quarter of 2020. Similarly, we remain committed to initiating our MAD Phase 1 clinical study of fezagepras which is expected to be initiated in the second half of 2020.

The following are the key expected milestones for the Company with current anticipated timing:

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•	Expected resubmission of BLA for Ryplazim® in Q3-2020
•	Anticipated initiation of Phase 1 multiple ascending dose study (MAD) for fezagepras in H2-2020
•	Expected nomination of preclinical product candidate for GPR84 antagonist program in H2-2020
•	Expected PDUFA date for Ryplazim® in Q1-2021
•	Potential monetization of Priority Review Voucher, if granted by FDA on successful Ryplazim® BLA approval, in 2021
•	Phase 2 clinical trials for fezagepras in selected fibrosis indications expected to be initiated after MAD study
•	US launch of Ryplazim®, if approved, in 2021
•	Expected nomination of preclinical product candidate for OXER 1 antagonist program in H2-2021
•	Anticipated initiation of additional clinical studies for Ryplazim® in H2-2021
•	Potential marketing collaborations and patient access for Ryplazim® in selected ex-US markets in 2021 and 2022

Liminal BioSciences has recently announced that it has joined the CoVIg-19 Plasma Alliance to contribute to the acceleration of the development of a potential new therapy for COVID-19. We hope that our expertise in developing plasma-based therapeutics and our infrastructure and capabilities for collecting specialty plasma in our plasma collection centers in the U.S. and Canada will be useful in contributing to this important cause.

People who have fully recovered from COVID-19, or know someone who has, can use the Alliance’s “plasmabot” to find and be connected to a nearby plasma collection center.

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“Our net loss from continuing operations for the second quarter of 2020 was reduced by approximately 80% compared to the same quarter of 2019. The continued active management of R&D, SGA & financing expenses contributed to the decline of these expenses by approximately 37% compared to the same quarter of 2019,” said Murielle Lortie, Chief Financial Officer of Liminal BioSciences. “While we anticipate that our current working capital position and available line of credit should fund our continuing operations in the near term, we continue to evaluate a variety of financing strategies to extend our cash runway, including a combination of public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures, and grant funding.”

Second Quarter Financial Results:

Following the sale of our bioseparations business segment in the fourth quarter of 2019, we have restated the prior periods to remove the impact of those operations from the  lines in the financial statements and have reclassified those results to the discontinued operations line in the financial statements:

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Cash Position: Cash and cash equivalents at June 30, 2020 was $26.0 million compared to $36.6 million as of March 31, 2020. We also currently have a line of credit from Structured Alpha LP, or SALP, of which $29.1 million is available to be drawn as of June 30, 2020. At June 30, 2020, the Company’s working capital, i.e. the current assets net of current liabilities, amounted to $17.0 million compared to $41.1 million at March 31, 2020.

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Revenues were $0.5 million for the second quarter of 2020, as compared to $0.8 million for the second quarter of 2019. The decrease was principally due to the decrease of $0.2 million in revenues from the sale of normal source plasma inventory.

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Research and development expenses were $15.8 million for the second quarter of 2020 compared to $22.3 million for the second quarter of 2019, representing a decrease of approximately 29%. This decrease was primarily due to a $4.4 million reduction of materials expensed related to the development of Ryplazim® and a $3.3 million reduction in share-based payment expense.

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Administration, selling and marketing expenses were $9.9 million for the second quarter of 2020 compared to $18.0 million for the second quarter of 2019, representing a decrease of approximately 45%. This decrease was primarily due to a $8.4 million reduction in share-based payment expense, and a reduction of $1.4 million in payroll and related expenses. These decreases were partially offset by an increase of $3.0 million related to the director and officer’s insurance.

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Finance costs were $1.9 million for the second quarter of 2020 compared to $3.3 million for the first quarter of 2019, representing a decrease of approximately 45%. This decrease was primarily due to lower levels of indebtedness.

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Net loss from continuing operations was $27.8 million for the second quarter of 2020 compared to $135.9 million for the second quarter of 2019, representing a decrease of approximately 80%. This decrease was mainly driven by a $92.3 million loss on extinguishment of liabilities related to the debt restructuring that was recognized in the second quarter of 2019 and a reduction in share-based payments expense of $12.5 million related to the changes made to the Company’s long-term equity incentive plan in the second quarter of 2019.

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases that have high unmet medical need, including those related to fibrosis in respiratory, liver and kidney diseases. Liminal BioSciences has a deep understanding of both small molecule drug development as well as certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as free fatty acid receptor 1, or FFAR1, (also known as G-protein-coupled receptor 40, or GPR40), a related receptor (G-protein-coupled receptor 84, or GPR84) and peroxisome proliferator-activated receptors, or PPARs. Our lead small molecule product candidate, fezagepras (PBI-4050), is expected to enter an additional Phase 1 clinical trial in H2-2020 to evaluate multiple ascending doses of fezagepras in both healthy volunteers and patients, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. The optimal dose and dosing regimen of fezagepras is expected to be further evaluated in Phase 2 clinical trials in selected fibrosis indications to be initiated after MAD study.

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Liminal BioSciences has also leveraged its experience in bioseparation technologies through its subsidiary Prometic Bioproduction Inc. to isolate and purify biopharmaceuticals from human plasma. Our lead plasma-derived product candidate is Ryplazim® (plasminogen), for which the Company expects to resubmit a BLA in Q3-2020 with the FDA seeking approval to treat patients with congenital plasminogen deficiency. Ryplazim® (plasminogen) has been granted Orphan Drug Designation and Rare Pediatric Disease Designation by the FDA for the treatment of congenital plasminogen deficiency.

Prometic Plasma Resources, a subsidiary of Liminal BioSciences Inc., has joined the CoVIg-19 Plasma Alliance to contribute to the acceleration of the development of a potential new therapy for COVID-19. Our Canadian center located in Winnipeg, Manitoba is licensed by the FDA and Health Canada, and is certified by the European Union and the Plasma Protein Therapeutics Association or PPTA. Our American center located in Amherst, New York is licensed by the State of New York and its’ BLA submission is currently under review by the FDA.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Forward-Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses and unaudited financial information that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to the timing of any planned BLA resubmission, development of R&D programs, the timing of initiation of clinical trials, the exploration of alternatives for the future commercialization of Ryplazim®, if approved, including through a third-party marketing collaboration, and the potential commercial launch of Ryplazim®, if approved.

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These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. At this stage, the product candidates of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize product candidates, if ever, the impact of the COVID-19 pandemic on its business operations, clinical development, regulatory activities and financial and other corporate impacts, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical trials, the ability of Liminal BioSciences’ to take advantage of business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2019 and future filings and reports by the Company from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

Investor Contact

Matt Lane

matt@gilmartinir.com

+1 617.901.7698

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